                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-87597
PROSPECTUS

                                3,269,500 SHARES

                                  COMMON STOCK
                                PUBLICARD, INC.

Certain of our shareholders identified in this prospectus are offering for sale from time to time under this prospectus up to 3,269,500 shares of our common stock, which were acquired by the selling shareholders in Regulation S and private placement transactions in September 1999. The selling shareholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page
15. We will not receive any portion of the proceeds from the sale of these shares by the selling shareholders.

Our common stock is traded on the Nasdaq National Market under the symbol "CARD." On September 29, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $7.625 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE 3 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is October 5, 1999

                               TABLE OF CONTENTS

Risk Factors................................................    3
Use of Proceeds.............................................   13
Selling Shareholders........................................   14
Plan of Distribution........................................   15
Where You Can Find More Information.........................   15
Legal Matters...............................................   16
Experts.....................................................   16

     In this prospectus, unless we indicate otherwise, "we," "us," "our" and "PubliCARD" refer to PubliCARD, Inc. and our subsidiaries.

     PubliCARD was incorporated in the Commonwealth of Pennsylvania in 1913. Our principal executive offices are located at 75 Kings Highway Cutoff, Fifth Floor, Fairfield, Connecticut 06430. Our telephone number is (203) 368-6800.

                                  RISK FACTORS

     You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in our common stock. Some of the following risks relate principally to our business and the industries in which we operate. Other risks relate principally to the securities markets and ownership of our common stock.

     If any of the following risks and uncertainties develop into actual events, our business, financial condition and results of operations could be materially adversely affected. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment.

     Sections of this prospectus contain forward-looking statements, including, without limitation, statements concerning possible or assumed future results of operations of PubliCARD preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," "intends," "plans" or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

     Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. You should understand that such statements made under "Risk Factors" and elsewhere in this document could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements.

RISKS RELATED TO THE BUSINESS OF PUBLICARD

     WE HAVE A HISTORY OF OPERATING LOSSES AND NEGATIVE CASH FLOW, AND WE HAVE ONGOING FUNDING OBLIGATIONS. We have incurred losses and experienced negative cash flow from operating activities in the past, and we expect to incur losses and experience negative cash flow from operating activities in the foreseeable future. We incurred losses from continuing operations in 1996, 1997, 1998 and the six months ended June 30, 1999 of approximately $3.5 million, $1.9 million, $6.1 million and $8.9 million, respectively. In addition, we experienced negative cash flow from continuing operating activities of $11.4 million, $3.0 million, $3.1 million and $5.7 million in 1996, 1997, 1998 and the six months ended June 30, 1999, respectively.

     We have been and may continue to be obligated to assume or extinguish obligations of the companies we recently acquired. We expect that these acquired companies will require ongoing funding to support the expansion of their sales and marketing efforts, new product development, working capital growth and capital expenditures.

     We also have continuing obligations to fund payments due under an environmental consent decree and an underfunded pension plan. As of September 15, 1999, we were required to make future aggregate payments of $2.8 million through April 2002 in connection with the environmental consent decree to which we are subject. Consistent with the general practices of environmental enforcement agencies, the consent decree does not eliminate our potential liability for remediation of contamination that had not been known at the time of the settlement. As of December 31, 1998, the present value of the accrued benefit liabilities of our pension plan exceeded the plan's assets by approximately $6.0 million. In addition to the cash contribution of approximately $1.0 million we expect to make to the plan in 1999, we are obligated to make continued contributions to the plan in accordance with the rules and regulations prescribed by the Employee Retirement Income Security Act of 1974. Future contribution levels depend in large measure on the mortality rate of plan participants and the investment return on the plan assets. For a discussion of these obligations and our results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report for the year ended December 31, 1998 and our Consolidated Financial Statements.

     WE HAVE LIMITED EXPERIENCE IN THE SMART CARD MARKET. We acquired our first smart card company in February 1998, and in September 1998, our board of directors decided to significantly expand our presence in the smart card industry. We are therefore subject to the risks inherent in establishing a new business enterprise.

     THE MARKET FOR SMART CARD PRODUCTS IS NOT WELL DEVELOPED AND MAY NOT
GROW. Existing demand for smart card products in the United States is not large enough for all the companies seeking to engage in the smart card business to succeed. Current participants in the smart card business rely upon anticipated growth in demand, which may not occur. The success of the smart card industry depends on the ability of market participants, including our company, to convince governmental authorities, commercial enterprises and other potential system sponsors to adopt a smart card system in lieu of existing or alternative systems such as magnetic stripe card and paper-based systems. Smart card-based systems may not prove economically feasible for some potential system sponsors. For example, municipal transit authorities and colleges and universities, many of which use magnetic stripe card systems, may resist the introduction of smart card products. Moreover, a portion of the sales of smart card products will depend upon emerging communications and commerce networks, such as the Internet. We cannot assure you that there will be significant market opportunities for smart card systems in the United States or that the acceptance of smart card systems in other countries will be sustained. If the expected growth does not occur, our strategy will not be successful.

     THE MARKET'S ACCEPTANCE OF OUR PRODUCTS IS UNCERTAIN. Demand for, and market acceptance of, our products is subject to a high level of uncertainty due to rapidly changing technology, new product introductions and changes in customer requirements and preferences. The success of our products also depends upon our ability to enhance our existing products and to develop and introduce new products and technologies to meet customer requirements.

     We face the risk that smart card technology generally, and our products specifically, will not be chosen to replace existing technology or will not otherwise achieve market acceptance. With respect to our digital camera products, the market for digital photography is still in the early stages of development and there has not yet been broad acceptance of our products developed for that market.

     OUR FUTURE PROFITABILITY DEPENDS LARGELY UPON PRODUCTS THAT HAVE NOT YET PRODUCED ANY REVENUES. Certain of the technology companies we have recently acquired have products which we believe are viable, but which have not yet generated any material sales. Our future revenues and earnings depend in large part on the success of these products.

     OUR GROWTH STRATEGY FOCUSES ON ACQUISITIONS WHICH MAY INVOLVE RISKS. An important element of our growth strategy has been and continues to be the acquisition of businesses that complement, enhance or geographically expand our existing business segments, product lines or channels of distribution. The companies we have acquired have no prior history of operating as a combined enterprise and have experienced net losses prior to being acquired by us.

     In February 1998, we acquired, through a joint venture arrangement in Greenwald Intellicard, Inc., the assets and intellectual property of Intellicard Systems, Ltd. We currently own 65% of Greenwald Intellicard and have an option that becomes exercisable in 2000 to acquire the remaining interest. In November 1998, we acquired Tritheim Technologies, Inc. In February 1999, we acquired Amazing! Smart Card Technologies, Inc. and Greystone Peripherals, Inc.

     Our recently completed acquisitions, and our strategy generally, present a number of significant risks and uncertainties, including the risks that:

     - we will not be able to retain the employees or business relationships of acquired companies;

     - we will fail to realize any anticipated synergies or other cost reduction objectives expected from the acquisitions;

     - we will not be able to integrate the operations, products, personnel and facilities of any acquired company;

     - management's attention will be diverted to pursuing acquisition opportunities and integrating acquired products, technologies or companies and will be distracted from performing its regular responsibilities;

     - the companies we acquire will fail to achieve or sustain profitability;

     - we will incur or assume liabilities, including liabilities that are unknown or not fully known to us at the time of an acquisition; and

     - we will enter markets in which we have no prior experience.

     Additional acquisitions would require us to invest financial resources and may have a dilutive effect on our earnings or book value per share of common stock. We cannot assure you that we will consummate any acquisitions in the future, that financing required for future acquisitions will be available on acceptable terms or at all, or that any past or future acquisitions will not materially adversely affect our results of operations and financial condition.

     WE DEPEND ON A RELATIVELY SMALL NUMBER OF CUSTOMERS FOR A MAJORITY OF OUR REVENUES. Whirlpool Corp. accounted for approximately 13% of our revenues on a consolidated basis in 1998. We rely on a limited number of customers in the coin products segment of our business. We expect to continue to depend upon a relatively small number of customers for a majority of the revenues in our coin products segment.

     We generally do not enter into long-term supply commitments with our technology and coin products customers. Instead, we bid on a project basis and have supply contracts in place for each project. Significant reductions in sales to any of our largest customers would have a material adverse effect on our business. In addition, we generate significant accounts receivable and inventory balances in connection with providing products to our customers. A customer's inability to pay for our products could have a material adverse effect on our results of operations.

     WE DEPEND ON A RELATIVELY SMALL NUMBER OF SUPPLIERS IN OUR COIN PRODUCTS SEGMENT. We purchase mechanical coin chutes using our patented designs and proprietary tooling exclusively from one supplier in Taiwan. Our reliance on sole source suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, price increases, late deliveries and poor component quality. We cannot assure you that we will be able to obtain our full requirements of such components in the future, that prices of such components will not increase and that problems with respect to quality and timely delivery will not occur. Disruption or termination of the supply of these components could delay shipments of our products, have a material adverse effect on our business and operations and damage our relationships with our customers and our reputation.

     WE DEPEND ON THIRD PARTY MANUFACTURERS WHO ARE OUTSIDE OF OUR CONTROL. We outsource manufacturing needs of a significant portion of our technology products to third party contract manufacturers. Outsourcing of manufacturing involves risks with respect to quality assurance, cost and the absence of close engineering support. In addition, financial, operational or supply problems encountered by the third party manufacturers we use or may use in the future, their subcontractors or their suppliers could result in our inability to obtain timely delivery, if at all, of finished products. Any such difficulties would adversely affect our financial results.

     OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO KEEP PACE WITH TECHNOLOGICAL CHANGES AND INTRODUCE NEW PRODUCTS IN A TIMELY MANNER. The smart card industry is subject to rapid technological change. Because new product development commitments must be made well in advance of actual sales, new product decisions must anticipate future demand as well as the speed and direction of technological change. Our ability to remain competitive will depend upon our ability to develop in a timely and cost effective manner new and enhanced products at competitive prices. New product introductions or enhancements by our competitors could cause a decline in sales or loss of market acceptance of our existing products and lower profit margins.

     Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including:

     - product selections;

     - timely and efficient completion of product design and development;

     - timely and efficient implementation of manufacturing processes;

     - effective sales, service and marketing;

     - price; and

     - product performance in the field.

     Our ability to develop new products also depends upon the success of our research and development efforts. Our research and development expenditures, on a pro forma basis for 1998, were $1.7 million, and are planned to increase substantially in the near term. We cannot assure you that these expenditures will lead to the development of viable products. We may need to devote substantially more resources to our research and development efforts in the future.

     THE DEMAND FOR THE MECHANICAL COIN METER SYSTEMS THAT WE MANUFACTURE IS DECLINING. We design and manufacture mechanical coin meter systems used primarily in the commercial laundry appliance industry. Sales of mechanical coin meter systems accounted for approximately 93% and 66% of our revenues in 1998 and for the six months ended June 30, 1999, respectively. Our sales of mechanical coin meter systems were $15.5 million, $17.0 million, $15.4 million and $7.6 million in 1996, 1997, 1998 and the six month period ended June 30, 1999, respectively. We expect the demand for the coin handling equipment that we manufacture to decline as advances are made towards the development of equipment utilizing electronic, smart card or other technologies.

     THE HIGHLY COMPETITIVE MARKETS IN WHICH WE OPERATE COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND OPERATING RESULTS. The markets in which we operate are intensely competitive and characterized by rapidly changing technology. We compete against numerous companies, many of which have greater resources than we do, and we believe that competition is likely to intensify.

     We believe that the principal competitive factors affecting the smart card market are:

     - the extent to which products support industry standards and are capable of being operated or integrated with other products;

     - technical features and level of security;

     - strength of distribution channels;

     - price;

     - product reputation, reliability, quality, performance and customer support;

     - product features such as adaptability, functionality and ease of use; and

     - competitor reputation, positioning and resources.

     We cannot assure you that competitive pressures will not have a material adverse effect on our business and operating results. Many of our current and potential competitors have longer operating histories in the smart card industry and significantly greater financial, technical, sales, customer support, marketing and other resources, as well as greater name recognition and a larger installed base of their products and technologies than our company. Additionally, there can be no assurance that new competitors will not enter our business segments. Increased competition would likely result in price reductions, reduced margins and loss of market share, any of which would have a material adverse effect on our business and operating results.

     We experience competition from a number of companies across our range of businesses. We also compete with original equipment manufacturers, peripheral equipment manufacturers and others that have greater resources than we do.

     We believe that the principal competitive factors affecting our coin products business are:

     - quality of product;

     - delivery times;

     - ease of use;

     - marketing and customer service; and

     - price.

     In the coin products segment of our business, we compete with ESD, Set-O-Matic and Monarch, as well as alternative technologies including electronic systems and smart card products. We also experience indirect competition from certain of our customers that currently offer alternative products or are expected to introduce competitive products in the future.

     OUR LONG PRODUCT SALES CYCLES SUBJECT US TO RISK. Our products fall into two categories, those that are standardized and ready to install and use and those that require significant development efforts to implement within the purchasers' own systems. Those products requiring significant development efforts tend to be newly developed technologies that can represent major investments for customers. We rely on potential customers' internal review processes and systems requirements. The implementation of some of our products involves deliveries of small quantities for pilot programs and significant testing by the customers before firm orders are received for production volumes. For these more complex products, the sales process may take one year or longer, during which time we may expend significant financial, technical and management resources, without any certainty of a sale.

     WE MAY BE LIMITED IN OUR USE OF OUR FEDERAL NET OPERATING LOSS CARRYFORWARDS. As of June 30, 1999, we had federal net operating loss carryforwards, subject to review by the Internal Revenue Service, totaling approximately $83.0 million for federal income tax purposes, approximately $6.0 million of which will expire at the end of 1999, $12.0 million of which will expire at the end of 2000, $9.0 million of which will expire at the end of 2001 and $25.0 million of which will expire at the end of 2002. We do not expect to earn any significant taxable income prior to 2001, and may not do so until later. A federal net operating loss can generally be carried back two or three years and then forward fifteen or twenty years (depending on the year in which the loss was incurred), and used to offset taxable income earned by a company (and thus reduce its income tax liability).

     Section 382 of the Internal Revenue Code provides that when a company undergoes an "ownership change," the corporation's use of its net operating losses is limited in each subsequent year. An "ownership change" occurs when, as of any testing date, the sum of the increases in ownership of each shareholder that owns five percent or more of the value of a company's stock as compared to that shareholder's lowest percentage ownership during the preceding three-year period exceeds fifty percentage points. For purposes of this rule, certain shareholders who own less than five percent of a company's stock are aggregated and treated as a single five-percent shareholder. We intend to issue a substantial number of shares of our common stock in connection with future acquisitions and public offerings. In addition, the exercise of outstanding warrants and certain options to purchase shares of our common stock may require us to issue additional shares of our common stock. The issuance of a significant number of shares of common stock could result in an "ownership change." If we were to experience such an "ownership change," we estimate that we would not be able to use a substantial amount of our available federal net operating loss carryforwards to reduce our taxable income.

     The extent of the actual future use of our federal net operating loss carryforwards is subject to inherent uncertainty because it depends on the amount of otherwise taxable income we may earn. We cannot give any assurance that we will have sufficient taxable income in future years to use any of our federal net operating loss carryforwards before they would otherwise expire.

     OUR PROPRIETARY TECHNOLOGY IS DIFFICULT TO PROTECT AND MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES. Our success depends significantly upon our proprietary technology. We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have a number of patent applications pending. We cannot assure you that any of our applications will be approved, that any new patents will be issued, that we will develop proprietary products or technologies that are patentable, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties. Furthermore, we cannot assure you that the patents of others will not have a material adverse effect on our business and operating results.

     If our technology or products are determined to infringe upon the rights of others, and we were unable to obtain licenses to use the technology, we could be required to cease using the technology and stop selling the products. We may not be able to obtain a license in a timely manner on acceptable terms or at all. Any of these events would have a material adverse effect on our financial condition and results of operations.

     Patent disputes are common in technology-related industries. We cannot assure you that we will have the financial resources to enforce or defend a patent infringement or proprietary rights action. As the number of products and competitors in our target markets grows, the likelihood of infringement claims also increases. Any claim or litigation may be time-consuming and costly, cause product shipment delays or require us to redesign our products or require us to enter into royalty or licensing agreements. Any of these events would have a material adverse effect on our business and operating results. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to use our proprietary information and software. In addition, the laws of some foreign countries do not protect proprietary and intellectual property rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary and intellectual property rights may not be adequate. There is a risk that our competitors will independently develop similar technology, duplicate our products or design around patents or other intellectual property rights.

     THE NATURE OF OUR PRODUCTS SUBJECTS US TO PRODUCT LIABILITY RISKS. Our customers may rely on certain of our current products and products in development to prevent unauthorized access to computer networks, personal computers, computer files, cellular telephones, digital video broadcasting, websites and real property. A malfunction of or design defect in certain of our products could result in tort or warranty claims. Although we attempt to reduce the risk of exposure from such claims through warranty disclaimers and liability limitation clauses in our sales agreements and by maintaining product liability insurance, we cannot assure you that these measures will be effective in limiting our liability for any damages. Any liability for damages resulting from security breaches could be substantial and could have a material adverse effect on our business and operating results. In addition, a well-publicized actual or perceived security breach involving our conditional access or security products could adversely affect the market's perception of our products in general, regardless of whether any breach is attributable to our products. This could result in a decline in demand for our products, which would have a material adverse effect on our business and operating results.

     WE MAY NOT BE ABLE TO ATTRACT AND RETAIN MANAGEMENT, TECHNICAL AND OTHER KEY PERSONNEL. Our future success depends on our ability to attract and retain management, technical and other key personnel at the corporate level and at each of our subsidiaries. We cannot assure you that we will be able to do so.

     Our ability to execute our acquisition and growth plan depends upon the continued services of Harry I. Freund, Chairman, Jay S. Goldsmith, Vice Chairman, James J. Weis, President and Chief Executive Officer and M. Richard Phillimore, Executive Vice President/Smart Card Businesses. Our ability to execute our strategic plan could be materially adversely affected should the services of any of these individuals cease to be available to us. None of these employees is subject to an agreement not to compete with us in the event his services are terminated. We cannot guarantee that we will be able to attract and retain our key personnel in the future. Failure to attract or retain key personnel could have a material adverse effect on our operations.

     YEAR 2000 COMPLIANCE ISSUES COULD NEGATIVELY IMPACT OUR BUSINESS. The Year 2000 issue concerns the potential exposures that our company and other companies have because certain computer systems, computer chips and hardware use two digits, rather than four, to define the applicable year. On January 1, 2000, these systems and programs may recognize the date as January 1, 1900 and may process data incorrectly or stop processing data altogether. In that event, our products or the products of our suppliers could fail to perform, which could result in claims against us and could otherwise have a material adverse effect on our business and operating results.

  Status of Assessment

     Our assessment of the impact of the Year 2000 issue focuses on three functional areas:

     - information technology, which includes computer systems and related application software;

     - embedded chips, which are hidden internal components of many non-computer devices and equipment as well as our own products; and

     - business partners, which include suppliers, vendors, third party manufacturers and customers.

     Based on our assessment to date, we believe that the current versions of our products are Year 2000 ready. New products are being designed to be Year 2000 ready. Although our products have undergone, or will undergo, our usual quality testing procedures, there can be no assurance that our products will contain all necessary date code changes. Furthermore, use of our products in connection with other products which are not Year 2000 compliant, including non-compliant hardware, software and firmware, may result in inaccurate exchange of dates and result in performance problems or system failures. In addition, older product versions may not be Year 2000 ready. Any failure of our products to perform properly or at all, or any system malfunctions associated with the onset of Year 2000, could result in claims against us and have a material adverse effect on us.

     We have conducted a process to identify and assess potential Year 2000 exposures to our business processes, infrastructure and communications. Substantially all of the internal information systems, communications systems, building security systems and embedded chips in areas such as manufacturing processes have been identified, assessed and categorized for Year 2000 compliance. We have included computer hardware and software, operating systems and utilities, desktop applications, computer peripherals, business partners, embedded chips and plant facilities in the project scope.

     The only items for which we do not know Year 2000 compliance status are low-risk devices, such as certain alarm systems and office equipment, which would not materially impact normal operations if they malfunctioned, and certain embedded chips and packaged software where the remediation is believed to require minimal effort. We have several application programs used for certain critical functions such as order entry, inventory management and accounting, which we expect to remediate during the third quarter of 1999. In addition, we have identified certain older generation personal computers, file servers, embedded chips and telephone systems as requiring Year 2000 software upgrades or replacement. While we expect all systems to be Year 2000 compliant, we can give no assurance that compliance will be achieved with respect to those items not currently compliant or for which compliance is not known. In addition, we cannot assure you that the failure to ensure Year 2000 compliance will not have a material adverse impact on our business and operating results.

  Third Party Compliance

     Our Year 2000 project scope extends to identifying and assessing issues affecting suppliers' and customers' products, services, systems and operations. We have identified approximately 150 major suppliers and other third parties integral to the operations of our business and have initiated communications with those parties. To date, we have received responses from approximately 50% of those contacted. For those suppliers or vendors deemed to be critical or important to our business, we are following up on all unsatisfactory responses or non-responses. We intend to arrange, to the extent available, alternate supplier sources in the event a third party vendor is deemed to be non-compliant or is materially impacted by Year 2000 issues. However, we cannot assure you that we will be able to identify and resolve any significant Year 2000 problems related to third party products or services. Any failure of these suppliers or other third parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

  Contingency Plans

     We are currently in the process of developing contingency plans for potential Year 2000 failures. We intend to develop, where practicable, contingency plans for all mission critical processes by the end of 1999. Any failure by us to address any unforeseen Year 2000 issues could adversely affect our business, financial condition and results of operations.

  Estimated Costs

     We currently estimate that the costs for defined Year 2000 remediation projects and for project management, inventory and identification of non-compliant systems will be less than $250,000. We have not completed the scope, definition and contingency plans for every identified non-compliant system, device or third party provider, nor can we assure you that we have identified all possible Year 2000 deficiencies. Accordingly, we cannot assure you that we will timely identify and remedy all significant Year 2000 problems, that any such remediation efforts will not involve significant time and expense or that such problems or additional remediation expenditures will not have a material adverse effect on our business, financial condition and results of operations. We finance our Year 2000 expenditures through cash on hand and funds generated from operations, and capitalize them to the extent they enhance the capabilities and useful life of the underlying systems.

     We have not assessed the specific financial impact of not being Year 2000 compliant. In connection with our acquisitions of each of Tritheim, Amazing and Greystone, certain of the sellers gave us representations and warranties with respect to the Year 2000 compliance of the applicable company's information technology. Subject to certain financial limitations, certain of the sellers are required to indemnify us for any losses we may incur as a result of any breach of such representations and warranties. These indemnification obligations of such sellers expire in May 2000. However, any failure to be Year 2000 compliant could have a material adverse effect on our business, results of operations and financial condition.

     OUR ARTICLES OF INCORPORATION AND BY-LAWS, CERTAIN CHANGE OF CONTROL AGREEMENTS, OUR RIGHTS PLAN AND PROVISIONS OF PENNSYLVANIA LAW COULD DETER TAKEOVER ATTEMPTS.

     Blank check preferred stock. Our board of directors has the authority to issue up to 136,566 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the holders of our common stock. The rights of the holders of any preferred stock that may be issued in the future may adversely affect the rights of the holders of our common stock. The issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change of control. Such preferred stock may have other rights, including economic rights, senior to our common stock, and as a result, the issuance of the preferred stock could limit the price that investors might be willing to pay in the future for shares of our common stock and could have a material adverse effect on the market value of our common stock.

     Rights plan. Our rights plan entitles the registered holders of rights to purchase shares of our class A preferred stock upon the occurrence of certain events, and may have the effect of delaying, deferring or preventing a change of control.

     Change of control agreements. We are a party to change of control agreements which provide for payments to certain of our directors and executive officers under certain circumstances following a change of control. Since the change of control agreements require large cash payments to be made by any person effecting a change of control, these agreements may discourage takeover attempts.

     The change of control agreements provide that, if the services of any person party to a change of control agreement is terminated within three years following a change of control, that individual will be entitled to receive, in a lump sum within 10 days of the termination date, a payment equal to 2.99 times that individual's average annual compensation for the shorter of the five years preceding the change of control and the period the individual received compensation from us for personal services. Assuming a change of control were to occur at the present time, payments in the following amounts would be required: Mr. Harry I. Freund -- $942,709; Mr. Jay S.
Goldsmith -- $942,709; Mr. David L. Herman -- $394,376 and Mr. James J.
Weis -- $1,419,180. If any such payment, either alone or together with others made in connection with the individual's termination, is considered to be an excess parachute payment under the Internal Revenue Code, the individual will be entitled to receive an additional payment in an amount which, when added to the initial payment, would result in a net benefit to the individual, after giving effect to excise taxes imposed by Section 4999 of the Internal Revenue Code and income taxes on such additional payment, equal to the initial payment before such additional payment. We would not be able to deduct these payments for income tax purposes.

     Pennsylvania law. We are a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it difficult for a third party to acquire control of us, even if such change of control would be beneficial to our shareholders.

     Limited use of net operating loss carryforwards. As discussed in "-- We may be limited in our use of our federal net operating loss carryforwards," the potential loss of our available federal net operating loss carryforwards to reduce our taxable income in the event of an "ownership change" may have the effect of discouraging, or otherwise preventing, a change of control of our company.

     FLUCTUATIONS IN THE CURRENCY EXCHANGE RATE BETWEEN THE U.S. DOLLAR AND THE NEW TAIWAN DOLLAR COULD HAVE AN ADVERSE EFFECT ON OUR OPERATING RESULTS. One of our principal suppliers is located in Taiwan. Our purchases from this supplier were approximately $2.1 million in 1998 and are expected to continue at that level in the future. As a result, a portion of our purchases is subject to certain risks, including tariffs and other trade barriers, currency exchange risks and exchange controls. These factors could have a material adverse effect on our business and operating results.

     Also, as a result of our Taiwanese purchases, a portion of our supply costs are subject to significant fluctuations based upon changes in the exchange rate of the new Taiwan dollar in relation to the U.S. dollar. We do not currently engage in hedging activities with respect to foreign currency exposure. Our management will continue to monitor our exposure to currency fluctuations and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations.

     WE ARE SUBJECT TO GOVERNMENT REGULATION. Market needs and competitive pressures require that our products contain mathematical methods used to protect data or establish the genuineness of data called cryptographic algorithms, in order to protect information and cash substitutes stored in smart cards. The U.S. and many other governments restrict the export of products containing "strong cryptography" for reasons of national security. In the case of the U.S., "strong cryptography" means any product exceeding 40 bits of symmetric algorithms or 512 bits of asymmetric algorithms. Companies wishing to export products of this nature are subject to a license requirement. Our PCDefender(TM) product uses a 448 bit symmetric key for its privacy function, and would therefore require a license for export. Currently, we do not export this product. However, if we decide to export PCDefender(TM), we could not do so without obtaining an export license. Export, import and usage of such cryptographic algorithms are subject to a large and changing body of regulations in the United States. Our failure to comply with any regulations that may be enacted with respect to cryptographic algorithms would have a material adverse effect on our business.

     Federal, state and local regulations impose various environmental controls on the discharge of chemicals and gases which may be used in our present or future assembly processes. Moreover, changes in such environmental rules and regulations may require us to invest in capital equipment and implement compliance programs in the future. Any failure by our company to comply with environmental rules and regulations, including the discharge of hazardous substances, would subject us to liabilities and would materially adversely affect our operations.

RISKS RELATED TO COMMON STOCK

     THE MARKET PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY. The stock market in general and the market for shares of technology companies in particular have recently experienced extreme price fluctuations, which have often been unrelated to the operating performance of the affected companies. We believe that the principal factors that may cause price fluctuations are:

     - fluctuations in our financial results;

     - general conditions or developments in the technology and coin-products industries and the worldwide economy;

     - sales of our common stock into the marketplace;

     - the number of market makers for our common stock;

     - announcements of technological innovations or new or enhanced products by us or our competitors or customers;

     - a shortfall in revenue, gross margin, earnings or other financial results from operations or changes in analysts' expectations; and

     - developments in our relationships with our customers and suppliers.

     We cannot be certain that the market price of our common stock will not experience significant fluctuations in the future, including fluctuations that are adverse and unrelated to our performance.

     THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE IF A LARGE NUMBER OF SHARES IS SOLD IN THE FUTURE.

     Future sales of our common stock in the public market, or the issuance of shares of common stock upon the exercise of stock options and warrants or otherwise, could adversely affect the market price of our common stock and impair our ability to raise capital through the sale of equity or equity-related securities. As of the date of this prospectus, the following number of shares of common stock will be issued or issuable:

Issued and outstanding......................................    18,472,809
Issuable upon exercise of currently-exercisable stock
  options and warrants(1)...................................     4,304,267
Issuable upon exercise of outstanding stock options and
  warrants, whether or not currently-exercisable(2).........     5,833,457
Restricted stock(3).........................................        56,666

---------------
(1) Currently exercisable at exercise prices ranging from $1.12 to $10.25 per share.

(2) Of these, 532,385 become exercisable during the remainder of 1999 and in 2000 at exercise prices ranging from $1.12 to $12.50 per share; 743,212 become exercisable in 2001 at exercise prices ranging from $1.12 to $12.50 per share; and 253,593 become exercisable in 2002 and thereafter at exercise prices ranging from $1.12 to $10.75 per share.

(3) Includes 50,000 shares of common stock that an executive officer will be entitled to receive in January 2000.

     Of the unissued shares and the shares held by non-affiliates identified in the table above, 4,129,949 are "restricted securities" within the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available. Such restricted securities will be eligible for sale in the public market subject to compliance with Rule 144. In addition, other exemptions may be available for sales of such restricted securities held by non-affiliates of our company.

     We cannot predict the effect, if any, that market sales of shares of common stock, or the availability of such shares of common stock for sale, will have on the market price of the shares of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of shares of common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the shares of common stock and could impair our ability to raise capital through an offering of our equity securities.

                                USE OF PROCEEDS

     The proceeds from the sale of shares of common stock under this prospectus are solely for the account of the selling shareholders. Accordingly, we will not receive any proceeds from the sale of the shares being sold by the selling shareholders under this prospectus.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information known to us with respect to beneficial ownership of PubliCARD common stock as of September 30, 1999 by each selling shareholder. The following table assumes that the selling shareholders sell all of the shares acquired by them in Regulation S and private placement transactions in September 1999. PubliCARD is unable to determine the exact number of shares that actually will be sold.

     The number and percentage of shares beneficially owned is based on 21,742,309 shares issued and outstanding as of the date of this prospectus, determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other rights.

                                                                         MAXIMUM NUMBER
                                                      COMMON STOCK        OF SHARES OF       COMMON STOCK
                                                      BENEFICIALLY           COMMON          BENEFICIALLY
                                                     OWNED PRIOR TO     STOCK TO BE SOLD      OWNED AFTER
                                                      THIS OFFERING     IN THIS OFFERING   THIS OFFERING(1)
                                                    -----------------   ----------------   -----------------
SELLING SHAREHOLDER                                 NUMBER    PERCENT                      NUMBER    PERCENT
-------------------                                 -------   -------                      -------   -------
Baltic Overseas Finance Ltd.......................  170,000       *          170,000             0       0
Benjamin J. Jesselson 8/21/74 Trust...............   25,000       *           25,000             0       0
Citicorp Trustee Co. Ltd. a/c The Partners
  Fund(2).........................................   45,000       *           45,000             0       0
Peter Frederick Dicks.............................   30,000       *           30,000             0       0
GAM Worldwide Inc.(2).............................   71,500       *           71,500             0       0
CM Investment Nominees Ltd........................  123,000       *          100,000        23,000       *
J. Rothschild Assurance plc -- Life(2)............  900,000     4.1%         900,000             0       0
J. Rothschild Assurance plc -- Pension(2).........  555,000     2.6%         555,000             0       0
J. Rothschild International
  Assurance -- Managed(2).........................  295,000     1.4%         295,000             0       0
J. Rothschild International Assurance -- U$
  Managed(2)......................................   27,500       *           27,500             0       0
Karen Ann Hendler Trust...........................  291,600     1.3%          15,000       276,600     1.3%
Leonard M. Ross Revocable Trust u/d/t 12/20/85....  830,661     3.8%         350,000       480,661     2.2%
Lewis C. Pell, Custodian for Candice N. Pell......   56,000       *           20,000        36,000       *
Ronald Koenig.....................................   45,000       *           20,000        25,000       *
Michael G. Jesselson 4/8/71 Trust.................   25,000       *           25,000             0       0
Nancy Gail Hendler Trust..........................  291,600     1.3%          15,000       276,600     1.3%
Jack Nash.........................................  360,000     1.7%         160,000       200,000       *
October 1983 Trust f/b/o Jesselson
  Grandchildren...................................  200,000       *           50,000       150,000       *
Jessica H. Pell...................................   95,000       *           20,000        75,000       *
Joseph Schueller..................................  430,950     2.0%          27,500       403,450     1.9%
Dr. Edward Steinberg..............................   50,000       *           10,000        40,000       *
TDG Funds Ltd.(2).................................  106,000       *          106,000             0       0
Vicki Lynn Hendler Trust..........................  291,600     1.3%          15,000       276,600     1.3%
Karen Weil........................................  347,506     1.6%          17,000       330,506     1.5%
Uzi Zucker........................................  200,000       *          200,000             0       0

---------------

(1) Assumes the maximum number of shares registered under the registration statement of which this prospectus forms a part is sold.

(2) The shares beneficially owned by each of these selling shareholders are also beneficially owned by Taube Hodson Stonex Partners Limited. This fund manager has investment discretion over such shares.

 *  Less than 1%.

                              PLAN OF DISTRIBUTION

     A total of 3,269,500 shares of PubliCARD common stock may be offered and sold from time to time by the selling shareholders under this prospectus. Each selling shareholder will act independently from PubliCARD in making decisions with respect to the timing, manner and size of each sale. Each selling shareholder may sell all or a portion of the shares owned by him from time to time through the Nasdaq National Market and may sell shares of PubliCARD common stock to or through one or more broker-dealers at prices prevailing on the Nasdaq National Market at the times of such sales. Each selling shareholder may also make private sales directly or through one or more broker-dealers. Broker-dealers participating in such transactions may receive compensation in the form of discounts, concessions or commissions from the selling shareholder effecting such sales. The selling shareholders and any broker-dealers who act in connection with sales of PubliCARD common stock may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the shares of PubliCARD common stock might be deemed to be underwriting discounts and commissions under the Securities Act. In effecting sales, broker-dealers engaged by a selling shareholder may arrange for other broker-dealers to participate.

     The selling shareholders will pay all discounts and selling commissions, if any, fees and expenses of counsel and other advisors to the selling shareholders, or any of them, and any other expenses incurred in connection with the registration and sale of the PubliCARD common stock, other than the registration fee payable to the SEC hereunder, the listing fee to be paid for listing the shares of PubliCARD common stock on the Nasdaq National Market, fees and expenses relating to the registration or qualification of the shares of PubliCARD common stock pursuant to any applicable state securities or "blue sky" laws and the fees and expenses of PubliCARD's counsel and independent accountants, which will be paid by PubliCARD.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-3 relating to the common stock being offered. This prospectus is filed as part of the registration statement. Other parts of the registration statement are omitted from this prospectus. Statements made in this prospectus concerning the contents of any contract or other document are not necessarily complete. For a more complete description of the matter involved, you should read the entire contract or other document, as applicable.

     We are required by the Securities Exchange Act of 1934 to file reports, proxy statements and other information with the SEC. You may read and copy such reports, proxy statements and other information at the SEC's public reference facilities:

       WASHINGTON, D.C.                    NEW YORK                         CHICAGO
        Judiciary Plaza
    450 Fifth Street, N.W.         Seven World Trade Center             Citicorp Center
           Room 1024                      Suite 1300                500 West Madison Street
    Washington, D.C. 20549         New York, New York 10048               Suite 1400
                                                                 Chicago, Illinois 60661-2511

     You may call 1-800-SEC-0330 for further information about the public reference facilities. For a fee, the SEC will send copies of any of our filings to you. In addition, our filed reports, proxy statements and other information are contained in the Internet website maintained by the SEC. The address is http://www.sec.gov.

     Our common stock is quoted on the Nasdaq National Market under the symbol "CARD," and our SEC filings can also be read at the following address:

                               Nasdaq Operations
                              1735 K Street, N.W.
                             Washington, D.C. 20006

     The SEC allows us to incorporate by reference the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold:

     - our Annual Report on Form 10-K for the year ended December 31, 1998, as amended;

     - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999; and

     - our Current Reports on Form 8-K dated February 5, 1999, February 26, 1999, March 8, 1999, April 27, 1999 and May 6, 1999.

     We will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to:

                                PubliCARD, Inc.
                            75 Kings Highway Cutoff
                                  Fifth Floor
                          Fairfield, Connecticut 06430
                          Attention: Antonio L. DeLise
                                 (203) 368-6800

                                 LEGAL MATTERS

     The validity of the common stock being offered hereby is being passed upon for PubliCARD by Schnader Harrison Segal & Lewis LLP, Philadelphia, Pennsylvania. In addition, certain other matters in connection with this offering will be passed upon for PubliCARD by Kaye, Scholer, Fierman, Hays & Handler, LLP, New York, New York.

                                    EXPERTS

     The audited financial statements of PubliCARD incorporated by reference from PubliCARD's Annual Report on Form 10-K for the year ended December 31, 1998, as amended, the audited financial statements of Greystone for the year ended December 31, 1998 incorporated by reference from PubliCARD's Current Report on Form 8-K/A dated May 6, 1999, the audited financial statements of Amazing for the years ended December 31, 1998 and 1997 incorporated by reference from PubliCARD's Current Report on Form 8-K/A dated April 27, 1999 and the audited financial statements of Tritheim for the year ended December 31, 1997 incorporated by reference from PubliCARD's Current Report on Form 8-K/A dated February 5, 1999 have been audited by Arthur Andersen LLP, independent auditors, as set forth in their reports thereon appearing therein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

------------------------------------------------------
------------------------------------------------------

     You should rely only on the information contained in this prospectus. No dealer, sales person or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                PUBLICARD, INC.

                                3,269,500 SHARES
                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                                OCTOBER 5, 1999

------------------------------------------------------
------------------------------------------------------